February 17, 2009

VIA EDGAR AND E-MAIL (JONEST@SEC.GOV)

Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:        eMagin Corp. (the “Company”)
Amendment No. 7 to
Registration Statement on Form S-1/A (“Form S-1/A”)
Filed February 3, 2009
File No. 333-144865

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 11, 2009, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

1.	Please fully update your filing. For example:

•	Your filing must include the disclosure required by Regulation S-K Item 402 for the last completed fiscal year: the year ended December 31, 2008.
•	Your preferred stock disclosure on page 57 should reflect the preferred stock mentioned in your Form 8-K filed December 23, 2008.
•	You may not avoid or disclaim your obligation to provide updated disclosure by statements like the one that you make at the top of page 58.

Response:

The Company has updated its filing  and revised its disclosure per your comment.

The Company further wishes to note that included in the amended registration statement are the Company’s audited financial statements for the year ended December 31, 2007, as well as interim financial statements and information for the three and nine month periods ended September 30, 2008. The Company’s financial statements for the year ended December 31, 2008 are not currently available. The Company is not aware of any negative material differences or trends with respect to the Company’s financial condition, results of operations, or liquidity for the fiscal year ended December 31, 2008 or for the quarter ended December 31, 2008, as compared to prior historical results.

Amendment Agreements. page_6

2.
Please tell us what exhibit established the December 22, 2008 maturity date that you disclose. We note that you previously disclosed a maturity date of December 21, 2008. If another agreement extended the maturity date to December 22, 2008, revise to identify the agreement that extended the date, and file the agreement.

Response:

The December 22, 2008 maturity date was established by the Amended and Restated 8% Senior Secured Convertible Note Due 2008 (the “Note”), incorporated by reference to this filing from Exhibit 10.63. Although the Company previously disclosed a maturity date of December 21, 2008, such date ultimately fell on a Sunday; accordingly, the maturity date was extended until the following business day, which was Monday, December 22, 2008, per the terms of the Note. The Company revised its filing to discuss the change in maturity date.

In reviewing the filing, you will note that Exhibits 10.62 through 10.66 (inclusive of Exhibit 10.63 referenced above) are incorporated by reference to Form 8-K filed July 25, 2007. Such exhibits were inadvertently left off of the prior filings (Amendment No. 5 & Amendment No. 6) due to a clerical error. Such exhibits had previously been listed as exhibits 10.58-10.62 on the prior filings, and have now been restored as described above. As such, the Company has filed, in their entirety, all exhibits and has revised its exhibit index to accurately reflect the location of complete exhibits.

3.	Please revise to ensure that all unredacted terms are legible.

Response:

The Company has revised its filing to ensure the unredacted terms from Exhibit 10.61 are legible.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman, Esq.
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer

2